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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                 SCHEDULE 13E-4
                         Issuer Tender Offer Statement
                      (Pursuant to Section 13(e)(1) of the
                        Securities Exchange Act of 1934)

                                   ----------

                            AMERICAN RE CORPORATION
                                (Name of Issuer)

                            AMERICAN RE CORPORATION
                      (Name of Person(s) Filing Statement)

                          7.45% Senior Notes Due 2026
                         (Title of Class of Securities)

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                                  029163-AB-8
                     -------------------------------------
                     (Cusip Number of Class of Securities)

                            Robert K. Burgess, Esq.
                            American Re Corporation
                             555 College Road East
                              Princeton, NJ 08543
                                 (609) 243-4200
            (Name, Address and Telephone Number of Person Authorized
               to Receive Notices and Communications on Behalf of
                          Person(s) Filing Statement)

                                   ----------

                                With a copy to:
                             Gary J. Horowitz, Esq.
                           Simpson Thacher & Bartlett
                              425 Lexington Avenue
                            New York, New York 10017
                                 (212) 455-2000

                               February 14, 1997

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     (Date Tender Offer First Published, Sent or Given to Security Holders)
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                               Page 1 of 7 Pages
                            Exhibit Index on Page 7

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                           Calculation of Filing Fee

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Transaction Valuation*:             Amount of Filing Fee:

$500,000,000                        $151,515.15
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*    For purposes of calculating the fee in accordance with Rule 0-11(b)(2)
     under the Securities Exchange Act of 1934, as amended, the market value of the 7.45% Senior Notes due 2026, Series A (the "Old Notes"), to be acquired pursuant to the Exchange Offer (as defined in the Prospectus attached hereto as Exhibit (a)(i)) was determined by multiplying the maximum aggregate offering price of the Old Notes offered by 1/33 of 1%.

|X|
     Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:          $151,515.15

Filing Party:                    American Re Corporation

Form or Registration No.:        Form S-4, Registration No. 333-20663

Date Filed:                      January 29, 1997

Item 1. Security and Issuer.

          (a) The issuer of the securities to which this Statement relates is American Re Corporation, a Delaware corporation ("ARC"). The principal executive offices of ARC are located at 555 College Road East, Princeton, New Jersey 08543.

          (b) Upon the terms and subject to the conditions set forth in the Prospectus dated February 12, 1997 (the "Prospectus"), filed as Exhibit (a)(i) hereto, and in the accompanying Letter of Transmittal, filed as Exhibit (a)(ii) hereto, ARC is offering to exchange (the "Exchange Offer") in identical principal amounts, up to an aggregate principal amount of $500,000,000, its 7.45% Senior Notes due 2026, Series B (the

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"Exchange Notes"), for all of its issued and outstanding 7.45% Senior Notes due
2026, Series A (the "Old Notes"). The form and terms of the Exchange Notes are the same as the form and terms of the Old Notes except that the Exchange Notes have been registered under the Securities Act of 1933, as amended (the "Securities Act"), and hence do not bear legends restricting their transfer pursuant to the Securities Act.

          As of February 12, 1997, all of the Old Notes were outstanding. No Old Notes are currently owned by any officer, director or affiliate of ARC and, as such, no Old Notes will be purchased from any such persons in the Exchange Offer.

          (c) There is currently no established trading market for the Old
Notes.

          (d) Not applicable.

Item 2. Source and Amount of Funds or Other Consideration.

          (a) The consideration to be paid for the Old Notes will be the Exchange Notes in an aggregate principal amount of $500,000,000 newly issued by ARC.

          (b) Not applicable.

Item 3. Purpose of the Tender Offer and Plans or Proposals of the Issuer or Affiliate.

          The information set forth in "The Exchange Offer" -- Purpose of the Exchange Offer" in the Prospectus is specifically incorporated herein by reference.

          In accordance with the terms of the Exchange Offer for the Old Notes, the Old Notes which are not exchanged for Exchange Notes pursuant to the Exchange Offer will remain outstanding and continue to be subject to the restrictions on transfer of Old Notes.

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          (a) Except as set forth in the preceding paragraph, no person will acquire additional Securities of ARC in connection with the Exchange Offer.

          (b) Not applicable.

          (c) Not applicable.

          (d) Not applicable.

          (e) Not applicable.

          (f) Not applicable.

          (g) Not applicable.

          (h) Not applicable.

          (i) Not applicable.

          (j) Not applicable.

Item 4. Interest in Securities of the Issuer.

          Not applicable.

Item 5. Contracts, Arrangements, Understanding or Relationships with Respect to the Issuer's Securities.

          The information relating to the Registration Rights Agreement between ARC and the initial purchasers of the Old Notes set forth in "The Exchange Offer -- Purpose of the Exchange Offer" in the Prospectus is specifically incorporated herein by reference.

Item 6. Persons Retained, Employed or to be Compensated.

          The information set forth in "The Exchange Offer -- Exchange Agent" and "Fees and Expenses" in the Prospectus is specifically incorporated herein by reference.

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Item 7. Financial Information.

          (a) Not material.

          (b) Not applicable.

Item 8. Additional Information.

          (a) Not applicable.

          (b) Not applicable.



          (c) Not applicable.

          (d) Not applicable.

          (e) Not applicable.

Item 9. Material to be Filed as Exhibits.

          (a)(i) Prospectus dated February 12, 1997.

          (a)(ii) Letter of Transmittal with respect to the Old Notes.

          (a)(iii) Form of Notice of Guaranteed Delivery with respect to the Old Notes.

          (a)(iv) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

          (b)  Not applicable.

          (c) Registration Rights Agreement dated as of December 24, 1996 among ARC, Goldman Sachs & Co.; Donaldson, Lufkin & Jenrette; Merrill Lynch & Co.; J.P. Morgan & Co.; Morgan Stanley & Co., Incorporated, Salomon Brothers, Inc; Smith Barney, Inc.; and UBS Securities.

          (d) Opinion of Simpson Thacher & Bartlett dated January 29, 1997 regarding the material United States federal income tax consequences to holders of the Old Notes and the New Exchange Notes.

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          (e)   See the Prospectus filed as Exhibit (a)(i) above.

          (f)   Not applicable.

                                    SIGNATURE


          After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                    AMERICAN RE CORPORATION

                                    By:  /s/ Robert K. Burgess
                                       ----------------------------------------
                                       Name:  Robert K. Burgess
                                       Title: Executive Vice President, General
                                              Counsel and Secretary

                                    Dated:  February 18, 1997

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                                  EXHIBIT INDEX

       Number                  Exhibit                       Page Number
       ------                  -------                       -----------

      (a)(i)   Prospectus dated February 12, 1997.

      (a)(ii)  Letter of Transmittal with respect to the Old
               Notes.

      (a)(iii) Form of Notice of Guaranteed Delivery with respect to the Old Notes.

      (a)(iv)  Guidelines for Certification of Taxpayer
               Identification Number on Substitute Form W-9.

      (b)      Not applicable.

      (c) Registration Rights Agreement dated as of December 24, 1996 among ARC, Goldman Sachs & Co.; Donaldson, Lufkin & Jenrette; Merrill Lynch & Co.; J.P. Morgan & Co.; Morgan Stanley & Co., Incorporated, Salomon Brothers, Inc; Smith Barney, Inc.; and UBS Securities.

      (d) Opinion of Simpson Thacher & Bartlett dated January 29, 1997 regarding the material United States federal income tax consequences to holders of the Old Notes and the New Exchange Notes.

      (e)      See the Prospectus filed as Exhibit (a)(i) above.

      (f)      Not applicable.